OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38622

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THINKEQUITY, LLC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 STATE STREET, 41ST FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD ADAMS	(646) 467-5487	radams@think-equity.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi Advisors & Accountants
(Name – if individual, state last, first, and middle name)

750 Third Avenue	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 22 2003	606
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baquet _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THINKEQUITY, LLC. _____, as of 12/31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ β-15-22

Notary Public

TAWANA HALEY
Notary Public - State of New York
NO. 01HA4965322
Qualified in New York County
My Commission Expires 04/16/2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THINKEQUITY LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2021

THINKEQUITY LLC

FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

	Page No(s).
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 11

Supplementary Information:

Schedule I: Computation of Net Capital Under Rule 15c3-1

Schedule II: Computation for Determination of Reserve Requirements
Under Rule 15c3-3

Supplemental Reports:

Independent Registered Public Accounting Firm's Report on Exemption Report

Independent Registered Public Accounting Firm's Report on Schedule of
Assessment and Payments (Form SIPC-7)

GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member of
ThinkEquity, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ThinkEquity, LLC (the "Company") as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ThinkEquity, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as ThinkEquity, LLC's auditors since 2020.

New York, New York
August 15, 2022

1

MOORE

750 THIRD AVENUE, 28TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

THINKEQUITY LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

ASSETS

Assets

Cash	$	23,316,289
Deposits with clearing organizations		36,032,540
Due from broker dealers		248,342
Forgivable loans		108,153
Right of use asset		5,253,067
Prepaid expenses		146,496
Security Deposit		542,300
Total assets		
	$	65,647,187

Total assets

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable and accrued expenses	$	8,353,118
Bonus payable		4,492,500
Deferred revenue		1,027,000
Commissions payable		1,285,202
Operating lease liability		5,461,137
Income Taxes payable, net		5,649,379
Total current liabilities	$	26,268,336
Commitments and Contingencies		
Member's Equity		39,378,851
Total liabilities and member's equity	$	65,647,187

The accompanying notes are an integral part of these financial statements

THINKEQUITY LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue:		
Corporate finance income	$ 166,041,614	
Commissions income	5,374,419	
Corporate finance income - warrants	1,843,406	
Rebates and handling fee income	169,505	
Trading income	210,276	
Total revenue		$ 173,639,220
Expenses:		
Compensation and related benefits	123,352,173	
General and administrative	13,731,387	
Brokerage, exchange and clearing fees	973,714	
Total expenses		$ 138,057,274
Operating Income		35,581,946
Other income		
PPP loan forgivenss	180,089	
Interest income	3,365	
Total other income		183,454
Income before provision for income taxes		35,765,400
Provision for income taxes		5,874,151
Net income		$ 29,891,249

The accompanying notes are an integral part of these financial statements

3

THINKEQUITY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid Capital	Retained Earnings	Member's Equity	Total Member's Equity
Balance December 31, 2020, as restated	$ 15,000	$ 4,854,059	$ 7,620,248	$ -	$ 12,489,307
Net income (loss)			30,589,076	(697,827)	29,891,249
Capital contributions				266,472	266,472
Capital distributions		(3,268,177)			(3,268,177)
Conversion from C-corp to LLC	(15,000)	(1,585,882)	(38,209,324)	39,810,206	-
Balance December 31, 2021	$ -	$ -	$ -	$ 39,378,851	$ 39,378,851

The accompanying notes are an integral part of these financial statements

4

THINKEQUITY LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:

Net income	$ 29,891,249
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Forgivable loans	17,166
Forgiveness of PPP loan	(180,163)
Decrease (increase) in operating assets:	
Securities owned at fair value	-
Deposits with clearing organizations	(15,283,053)
Receivable from broker dealers	10,158,547
Prepaid expenses	15,912
Right of use asset	(5,253,067)
Security deposits	(521,500)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	8,247,869
Deferred revenue	632,578
Bonus payable	(8,455,882)
Right of use liability	5,461,137
Commissions payable	(7,457,149)
Income taxes payable, net	1,449,209
Net cash provided by operating activities	$ 18,722,853

Cash flows from financing activities

Capital contributions	266,472
Capital distributions	(3,268,177)
Net cash used by financing activities	(3,001,705)
Net increase in cash	15,721,148
Cash and cash equivalents - beginning of the year	7,595,140
Cash and cash equivalents - end of the year	$ 23,316,288

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$ 4,418,016
Cash paid during the year for Interest	$ 2,243

The accompanying notes are an integral part of these financial statements

5

THINKEQUITY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

Note 1 – Organization and Nature of Business

ThinkEquity LLC formerly known as Fordham Financial Management, Inc. (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Effective August 16, 2021, Fordham Financial Management, Inc. converted from a Colorado corporation into a Delaware limited liability company changing its name to ThinkEquity LLC. The Company is a wholly-owned subsidiary of Fordham Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to clearing broker dealer. The clearing broker-dealer carries all the accounts of customers and maintains all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to the accounting principles generally accepted in the United States of America ("U. S. GAAP") in these notes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC".

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a straight line approach using estimated useful lives of five to seven years. Major additions and improvements are capitalized, and repairs and maintenance are charged to operations as incurred. All property and equipment was fully depreciated as of December 31, 2018 and there were no purchases during the year ended December 31, 2021.

Revenue recognition

The Company follows the provisions of FASB ASC Topic 606. *Revenue from contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange of those goods or service.

The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of the principal activities from which the Company generates its revenue.

The Company provides corporate finance and commissions transaction related services to its customers. The benefits of the Company's services are generally transferred to the customers at a point in time upon executing a transaction. The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue which represents a contract liability until the performance obligations are satisfied. There were no contract assets or contract liabilities at the beginning and end of year.

Corporate finance income

Corporate finance income is earned from providing private placement, underwriting and advisory services. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include expense advances and success fees. Expense advances are generally collected near the beginning of each deal as deferred revenue and recognized into revenue as expenses related to the deals are incurred. However, success fees are variable and subject to constraints, and are typically not recognized until the transaction completion date, due to the uncertainty associated with those events. As of December 31, 2021, expense advances included in the accompanying statement of financial condition as deferred revenue totaled $1,027,022.

The Company may receive stock warrants as part of agreed-upon compensation for services. In accordance with ASC Topic 606, these warrants are valued at fair value at the initiation of the contract, if determinable. Otherwise, the warrants are valued based on the typical charge for the service provided. At the completion of the contract the warrant fair values are recognized into revenue as corporate finance income — warrants and as compensation expense, as these warrants are allocated at closing to certain employees. The Company utilizes valuation techniques to determine the fair value of the warrants at the date of grant utilizing market data to convert future amounts to a single amount based on current market expectations about the future amounts (lattice models). For the year ended December 31, 2021, the Company recorded revenue and compensation expense from receipt and issuance of these warrants totaling $1,843,406.

Commission Income

Securities transactions and the recognition of related income and expenses are recorded on a trade date basis. Commissions and related clearing charges are also recorded on a trade-date basis as securities transactions occur.

Income taxes

On August 16, 2021, the Company converted from a C-Corporation to a limited liability company. A provision has been made for income taxes currently due Federal, New York State and New York City tax authorities through the effective date of the conversion. The amount of current income taxes payable or refundable is recognized as the date of the financial statements utilizing currently enacted tax laws and rates. There are no deferred income tax items recognized in the financial statements. See Note 6 for a breakdown of the provision for income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tac expense.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2018.

New accounting and authoritative guidance

Right of use asset and operating lease liability be e-mailed under system cover.

In January 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The Company adopted this standard last year, but did have any operating leases. The adoption of the new leases have a material impact on the Company's financials states.

In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*. This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements, of ASU 2016-08 are the same as the effective date and transition requirements for ASU 2014-09. The adoption of this guidance resulted in a prior period adjustment to deferred revenue and retained earnings totaling $394,422. See Note 10.

In April 2016, the FASB issue ASU No. 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements of ASU 2016-10 are the same as the effective date and transition requirements for ASU 2014-09. The adoption of this standard does not have a material impact on the Company's financial statements.

Note 3 – Receivable from Clearing Broker/Securities Held at Broker

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement

Note 4 – Commitments and Contingencies

Lease commitments

In February 2017, the FASB issued ASU No. 2016-02, Leases ("Topic 842"), to provide guidance on recognizing lease assets and lease liabilities on the Statement of Financial Condition and disclosing key information about lease arrangements, specific differentiating between different types of leases. The Company adopted Topic 842, with an effective date of January 1, 2020, but did not have any operating leases at that time. The Company engaged their first operating in 2021. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments. The present value of the existing operating lease was determined by using the risk-free borrowing rate at the lease inception of 2.09%.

Under Topic 842, the Company applied a dual approach to all leases whereby the Company is a lessee and classifies leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement. Regardless of classification, the Company records a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Operating lease expense is recognized on a straight-line basis over the term of the lease.

Operating right of use ("ROU") assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental secured borrowing rates corresponding to the maturities of the leases.

The adoption of the new lease standard had a significant impact on the Statement of Financial Condition, resulting in the recognition of $4,134,367 of right-of-use assets, and $5,461,137 of lease liabilities as of December 31, 2021. In addition, the Company recognized an approximate $964,774 cumulative effect adjustment to member's equity on the Statement of Changes in Member's Equity related to the unamortized deferred lease costs incurred in prior periods which do not meet the definition of initial direct costs under Topic 842. The adoption of Topic 842 did not have a significant impact on the lease classification or a material impact on the Statements of Income and liquidity.

At December 31, 2021, future minimum lease payments under the non-cancelable operating leases are as follows:

Twelve Months Ending December 31,

2022 $ 347,667
2023 $372,500
2024 $1,117,500
2025 $1,117,500
2026 $1,117,500
Thereafter $1,862,500

Total lease payment $5,935,167

The Company is currently on a month-to-month lease for its office space located at 17 Battery Place, New York, NY and 960 South Broadway, Hicksville, NY.

Rent expense for the year ended December 31, 2021 amounted to $475,565.

Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

Contingency

On May 26, 2022 the Company was granted a stay by the Financial Industry Regulatory Authority's ("FINRA") Department of Enforcement as the Company failed to timely file an annual audit. The Company has a hearing scheduled with FINRA for the end of August. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

Note 5 – Forgivable loans

The Company extended credit ("forgivable loans") to new advisors in 2021 in the form of signing bonuses and commission advances. The decision to extend credit to advisors are generally based on the advisor's ability to generate future commissions. These advances are forgivable over the terms of the advisor agreement provided the advisor remains licensed through the Company for a period of time. At December 31, 2021, $108,153 of extended credit is forgivable.

Note 6 – Income Taxes

On August 16, 2021, the Company converted from a C-Corporation to a Limited Liability Company.

The provision for income taxes for the year ended December 31, 2021 consists of the following:

Current income tax expense (benefit)

Federal	$7,041,208
State and local	(1,167,057)
Total provision for income taxes	$5,874,151

Net taxes payable (receivable) as of December 31, 2021 consists of the following:

Federal	$6,346,558
State and local	(697,179)
	$5,649,379

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $38,789,707 which was $37,471,285 in excess of its required net capital of $1,318,887. The Company's aggregate indebtedness to net capital ratio was 0.5099 to 1 at December 31, 2021.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the arrangements with the clearing broker-dealer, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements.

Note 8 – Paycheck Protection Program Loan

On April 3, 2020 ("effective date") the Company signed a Paycheck Protection Program Term Note ("PPP Loan") Term Note ("PPP Loan") in the amount of $180,089. The Term Note ("PPP Loan") contains provisions for the forgiveness of the facility, subject to program requirements outlined in Section 1106 of the Coronavirus Aid Relief, and Economic Security Act. Loan forgiveness is subject to the sole approval of the Small Business Administration. The Company is eligible for loan forgiveness in an amount equal to payments made during the 24-week period beginning on the Effective Date with the exception that no more than 40% of the amount of loan forgiveness may be fore expenses other than payroll expenses. Any amounts outstanding under the Term Note ("PPP Loan")shall accrue interest at a rate of 1%, The Company's PPP loan was fully forgiven in July 2021 and the outstanding balance of the Term Note ("PPP Loan") in the amount of $180,089 is recorded as PPP Loan Forgiveness on the accompanying Statement of Income.

Note 9 – Concentrations and Credit Risks.

The Company clears its securities transactions through a major financial service firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash balances in various commercial banks which, at times, can exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 per depositor. At December 31, 2021, the Company's cash balances held at the commercial banks exceeded the FDIC limit. The Company has not experienced any losses in such accounts and these accounts currently exceeds the FDIC limit by $22,566,024.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the deposits with clearing organization is approximately $36,000,000 and is reflected in the statement of financial condition.

Note 10- Subsequent Events

The Company has evaluated subsequent events through August 15, 2022, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THINKEQUITY LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c-3-1

AS OF DECEMBER 31, 2021

Total member's equity		$ 39,378,851
Addback Focus Line 3525		
Difference Between Right used asset and Operating lease liabiity	208,070	208,070
Deduction/charges		
Non-allowable assets		
Prepaid expenses	146,496	
Forgivable loans	108,153	
Security deposits	542,300	
Total deduction/charges		796,949
Net Capital before haircuts		$ 38,789,972
Haircuts on securities pursuant to 15c31(f)		-
Net Capital per rule 15c3-1		38,789,972
Aggregate indebtedness		
Accounts payable and accrued expenses	8,353,119	
Bonus payable	4,492,500	
Commissions payable	1,285,202	
Income taxes payable, net	5,649,379	
Total aggregate indebtedness:		$ 19,780,200
Computed minimum net capital required(The greater of) ($100,000 or 6 2/3% of aggregate indebtedness)		$ 1,318,687
Excess Net Capital		37,471,285
Percentage of Aggregate Indebtedness to Net Capital		50.99%

Reconciliation with Company's Computation (included part IIa of form X-17A-5 as of Decenber 31, 2021)

Net Capital, as reported in the Company's Part II (Unaudited) Focus Report	**37,319,526**
Audit Adjustments Dec 2021	1,470,446
Net Capital, as reported above	38,789,972



GRASSI
ADVISORS & ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member of
ThinkEquity, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ThinkEquity, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
August 15, 2022

750 THIRD AVENUE, 28TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSICPAS.COM
NEW YORK | NEW JERSEY | MASSACHUSETTS | FLORIDA

MOORE
AN INDEPENDENT FIRM
ASSOCIATED WITH MOORE
GLOBAL NETWORK LIMITED

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2021

THINKEQUITY LLC. (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) throughout the period January 1, 2021 through December 31, 2021.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(ii) throughout the period January 1, 2021 through December 31, 2021 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the period ended December 31, 2021.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review opinion.

There were no events, subsequent to the period addressed in the Company's assertions, any known events, or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

ThinkEquity, LLC.

I, William Baquet swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: